Exhibit 15.1

LOGITECH INTERNATIONAL S.A.

REPORT ON CORPORATE GOVERNANCE

REPORT ON CORPORATE GOVERNANCE

Logitech believes that sound corporate governance practices are essential to an open and responsible corporation. Our corporate governance practices reflect a continuing commitment to corporate accountability, sound judgment, and transparency to shareholders.

As a company whose securities are traded on both the SWX Swiss Exchange and the Nasdaq Global Select Market, our commitment to sound corporate governance principles is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech’s internal guidelines regarding corporate governance are provided in our Articles of Incorporation, Organizational Regulations, and Board Committee Charters.

This report conforms to the requirements of the Corporate Governance Directive of the SWX Swiss Exchange and includes certain corporate governance disclosures required by the U.S. Securities and Exchange Commission.

1.    Group Structure and Shareholders

1.1    Operational Group Structure

The Logitech Group (also referred to as “Logitech”) is a world leader in peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices.

Our products include mice, keyboards, trackballs, 3D control devices, webcams, multimedia speakers, wireless and Internet music solutions for the home, headsets, headphones, gaming controllers, gaming accessories, and advanced remote controls for home-entertainment systems. We sell our products through a worldwide network of retail distributors and resellers, including wholesale distributors, consumer electronics retailers, mass merchandisers, specialty electronics stores, computer and telecom stores, value-added resellers, and online merchants, as well as original equipment manufacturers (“OEMs”). Our sales through our retail channels to consumers comprise the significant majority of our revenues.

Logitech operates as a single industry segment, with six product business units—Control Devices, Internet Communications, Audio, Interactive Entertainment, Remote Controls, and Streaming Media Systems – which develop products and, with the assistance of our sales and marketing organization, bring them to market. These business units are under the direction of one executive who is responsible for our overall product portfolio and product strategy. The business units are responsible for product design and development, industrial design and technological innovation. Logitech’s marketing and sales organization helps define product opportunities and is responsible for building the Logitech brand and consumer awareness of our products, and for selling our products. Logitech’s retail sales and marketing activities are organized into three geographic regions: Americas (including North and South America), Europe-Middle East-Africa, and Asia Pacific. Our OEM sales team is organized as a worldwide organization with representatives in each of our three regions. Our OEM customers include the majority of the world’s largest PC manufacturers.

Since 1994, we have had our own manufacturing operations in Suzhou, China, which currently produce approximately half of our products. We outsource the remaining production to contract manufacturers located in Asia. Both our in-house and outsourced manufacturing is managed by our worldwide operations group. The worldwide operations group also supports the business units and marketing and sales organizations through management of distribution centers and of the product supply chain, and the provision of technical support, customer relations and other services.

Logitech International S.A. (also referred to as the “Company”), the Logitech parent company, is a joint stock company (société anonyme, Aktiengesellschaft) incorporated under the laws of Switzerland, with its registered office located in Apples, Switzerland. The Company’s shares are listed on the SWX Swiss Exchange (Ticker: LOGN; security number: 257513) and on the Nasdaq Global Select Market (Ticker: LOGI, CUSIP H50430232). The International Securities Identification Number (ISIN) of our shares is CH0025751329. As of March 31, 2007, our market capitalization, based on outstanding shares of 182,242,981, net of treasury shares, amounted to $5.0 billion (CHF 6.2 billion). Refer to section 1.2 below for information on Logitech International S.A.’s holdings in its shares as of March 31, 2007.

Logitech International S.A. directly or indirectly owns 100% of all the companies in the Logitech Group, through which it carries on its business and operations. Principal operating subsidiaries include: Logitech Inc., Logitech Europe S.A., Logitech Asia Pacific Ltd. and Logitech Technology (Suzhou) Co., Ltd. For a list of Logitech subsidiaries, refer to the table on page CG-29. None of Logitech International S.A.’s subsidiaries has securities listed on a stock exchange as of March 31, 2007.

1.2     Significant Shareholders

To the knowledge of the Company, the beneficial owners holding more than 5% of the voting rights of the Company as of March 31, 2007 were as follows:

Name	Number of Shares(2)	% of Voting Rights(3)	Relevant Date
Daniel Borel(1)	11,000,000	5.7%	March 31, 2007

(1)	Mr. Borel has not entered into any written shareholders’ agreements.
(2)	In compliance with Article 20 of the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995 (“SESTA”) and Article 13 of the Ordinance of the Swiss Federal Banking Commission on Stock Exchanges and Securities Trading of June 25, 1997 (“SESTO-FBC”), conversion and acquisition rights are not taken into consideration for the calculation of the relevant shareholdings, unless such rights entitle their holders to acquire, upon exercise, at least 5% of the Company’s voting rights.
(3)	In compliance with Article 10 paragraph 2 of SESTO-FBC, shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. This aggregate number was 191,606,620 voting rights as of March 31, 2007.

SESTA requires shareholders who own voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland whose shares are listed on a stock exchange in Switzerland to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the company is required to inform the public in Switzerland. The Company announced in the Swiss Official Gazette of Commerce dated March 28, 2007 that the prior joint holdings of Mr. Borel in the Company were now held by him individually. During fiscal year 2007, the Company was not otherwise required to make any such announcements. On May 4, 2007 the Company announced in the Swiss Official Gazette of Commerce that its ownership of its own shares had exceeded the 5% threshold.

1.3    Cross-shareholdings

Logitech has no shareholdings in companies that to its knowledge have shareholdings in Logitech.

2.    Capital Structure

2.1    Share Capital

As of March 31, 2007, Logitech International S.A.’s nominal share capital was CHF 47,901,655 ($39.3 million), consisting of 191,606,620 shares with a par value of CHF 0.25 each. In June 2006, the Company’s shareholders approved a two-for-one split of Logitech’s shares, which took effect on July 14, 2006. All references to share and per-share data have been adjusted to give effect to this stock split.

An additional 40 million shares have been authorized for issuance by the shareholders. In addition, conditional share capital designated to cover employee and director option and stock purchase plan rights amounted to CHF 15,165,465 and conditional capital designated to cover conversion rights granted in connection with the issue of convertible bonds amounted to CHF 2,725,000. Refer to section 2.2 for more information on the Company’s authorized and conditional capital.

2.2    Details on the Company’s Authorized and Conditional Share Capital

Authorized share capital.    Pursuant to Article 25 of the Company’s Articles of Incorporation, the Board is authorized to increase the share capital of the Company by CHF 10,000,000 through the issuance of up to 40 million shares with a par value of CHF 0.25 each, to be fully paid-in. This authorization expires at the Company’s Annual General Meeting in 2008. The Board of Directors may restrict the shareholders’ right to subscribe to the newly issued shares by preference, in particular if the shares are placed on international markets or issued in connection with an acquisition or merger. The unexercised preferential subscription rights revert to the Company and their use may be directed by the Board of Directors. The Board sets the price at which the shares will be issued, the manner in which the newly issued shares must be paid-in, and the conditions under which preferential subscription rights can be exercised.

First conditional share capital.    Pursuant to Article 26 of the Company’s Articles of Incorporation, the share capital of the Company may be increased by CHF 15,165,465 through the issuance of up to 60,661,860 shares with a par value of CHF 0.25 each. The purpose of this conditional share capital is to cover option or other equity rights granted or that may be granted to employees, officers and directors of Logitech under its employee equity incentive plans (refer to section 2.7 for information on Logitech’s stock purchase and stock option plans). The conditional share capital increase does not have an expiration date. The shareholders do not have the preferential right to subscribe to the newly issued shares.

Second conditional share capital.    Pursuant to Article 27 of the Company’s Articles of Incorporation, the share capital of the Company may be increased by CHF 2,725,000 through the issuance of up to 10,900,000 shares with a par value of CHF 0.25 each. The purpose of this conditional share capital was to cover conversion rights granted in connection with the issuance of Logitech’s convertible bonds in 2001. However, during the 2006 fiscal year the Company satisfied its conversion obligations under the convertible bonds through the delivery of treasury shares rather than the use of conditional capital. As a result, the Company expects to cancel this conditional capital in fiscal year 2008.

2.3    Changes in Shareholders’ Equity

As of March 31, 2007, 2006, 2005 and 2004, balances in shareholders’ equity of Logitech International S.A., based on the parent company’s Swiss Statutory Financial Statements, were as follows (in thousands):

	As of March 31,
	2007	2006	2005	2004
Share capital	CHF 47,902	CHF 47,902	CHF 47,902	CHF 47,902
Legal reserves:
General reserve	9,580	9,580	9,580	66,319
Reserve for treasury shares	272,844	238,707	217,873	136,590
Unappropriated retained earnings	378,300	352,032	327,892	256,964

Total shareholders’ equity	CHF 708,626	CHF 648,221	CHF 603,247	CHF 507,775

During the same periods, there were no changes made to the Company’s authorized and conditional share capital. The following table shows authorized and conditional share capital as of the last four fiscal year ends:

As of March 31,
	2007	2006	2005	2004
Authorized share capital	CHF 10,000	CHF 10,000	CHF 10,000	CHF 10,000
First conditional share capital	CHF 15,165	CHF 15,165	CHF 15,165	CHF 15,165
Second conditional share capital	CHF 2,725	CHF 2,725	CHF 2,725	CHF 2,725

For information on Logitech’s shareholders’ equity as of March 31, 2007 and 2006, refer to the Swiss Statutory Balance Sheets on page LISA-3.

During fiscal years 2007, 2006 and 2005, the Board of Directors authorized the following share buyback programs (in thousands):

Date of Announcement	Approved Buyback Amount	Equivalent USD Amount(1)	Expiration Date
May 2006	USD 250,000	$250,000	June 2009
June 2005	CHF 300,000	$235,000	June 2008
April 2004	CHF 250,000	$200,000	June 2006

(1)	Represents the approved buyback amount in U.S. dollars, calculated based on exchange rates on the announcement dates.

The Company repurchased shares under these buyback programs as follows (in thousands):

	Amount Repurchased During Year Ended March 31,(1)
Date of Announcement	Program to date		2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
May 2006	2,726	$76,610	2,726	$76,610	—	$—	—	$—
June 2005	11,286	$236,098	2,884	$61,485	8,402	$174,613	—	$—
April 2004	14,974	$201,264	—	$—	3,874	$66,739	11,100	$134,525

(1)	Represents the amount in U.S. dollars, calculated based on exchange rates on the repurchase dates.

2.4    Share Categories

Registered Shares.    Logitech International S.A. has only one category of shares – registered shares with a par value of CHF 0.25 per share. Each of the 191,606,620 issued shares carries the same rights. There are no preferential rights. However, a shareholder must be entered in the share register of the Company to exercise voting rights and the rights deriving therefrom (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting’s agenda). Refer to section 6 for an outline of participation rights of the Company’s shareholders.

Each share entitles its owner to dividends declared, even if the owner is not registered in the share register of the Company. Under Swiss law, a company pays dividends upon approval by its shareholders. This request for shareholder approval typically follows the recommendation of the Board. Logitech has not paid dividends since 1996, using retained earnings to invest in the growth of the Company and, in more recent years, to repurchase the Company’s shares.

Unless this right is restricted in compliance with Swiss law and the Company’s Articles of Incorporation, shareholders have the right to subscribe by preference for newly issued shares. Refer to section 2.2 for a description of the provisions of the Company’s Articles of Incorporation relating to the restriction of the shareholders’ preferential subscription rights.

The Company has not issued non-voting shares (“bons de participation,” “Partizipationsscheine”).

Logitech ADSs and Share for ADS Exchange.    Until October 2006, Logitech American Depositary Shares, or ADSs, traded on the Nasdaq Global Select Market. Each ADS represented one Logitech share. On October 23, 2006 each outstanding ADS was exchanged on a mandatory basis for one Logitech share, the Logitech ADSs were delisted from Nasdaq, and Logitech shares commenced trading on the Nasdaq Global Select Market. As a result, the same Logitech shares that previously traded solely on the SWX Swiss Exchange are now traded on both the SWX and the Nasdaq Global Select Market.

2.5    Bonus Certificates

The Company has not issued certificates or equity securities that provide financial rights in consideration for services rendered or claims waived (referred to as “bonus certificates,” “bons de jouissance,” or “Genussscheine”).

2.6    Limitations on Transferability and Nominee Registration

The Company and its agent, The Bank of New York, as US transfer agent, maintain a share register that lists the names of the registered owners of our shares. Registration in our share register occurs upon request and is not subject to any conditions. Nominee companies and trustees can be entered into the share register with voting rights. There are no restrictions on transfers of shares under our Articles of Incorporation or Swiss law. However, only holders of shares that are recorded in our share register are recognized as shareholders, and a transfer of shares reflected in our share register is recognized by us only to the extent we are notified of the transfer.

Refer to section 6.1 for the conditions for exercise of shareholders’ voting rights.

2.7    Conversion and Option Rights

Conversion Rights.    Logitech does not have any outstanding bonds or other publicly traded securities with conversion rights.

Warrants.    Logitech has not issued warrants on its shares.

Employee Stock Incentive and Stock Purchase Plans.    Logitech believes equity compensation is an important part of attracting and retaining high-caliber employees and of aligning the interests of management and the directors of the Company with the interests of the shareholders. Accordingly, Logitech maintains stock incentive and stock purchase plans for its employees.

2006 Stock Incentive Plan. The Logitech International S.A. 2006 Stock Incentive Plan provides for the grant to eligible employees and non-employee directors in the Logitech Group of stock options, stock appreciation rights, restricted stock and restricted stock units, which are bookkeeping entries reflecting the equivalent of shares. As of March 31, 2007, the Company has granted only stock options under the 2006 Plan and has made no grants of restricted shares, stock appreciation rights or stock units. Stock options granted under the 2006 Plan generally will have terms not exceeding ten years and will be issued at exercise prices not less than the fair market value on the date of grant. Awards under the 2006 Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria. The 2006 Plan expires on June 16, 2016. An aggregate of 14,000,000 shares is reserved for issuance under the 2006 Plan. As of March 31, 2007, a total of 12,006,900 shares were available for issuance under this plan.

1996 Stock Plan. Under the 1996 Stock Plan, the Company granted options for shares. Options issued under the 1996 Plan generally vest over four years and remain outstanding for periods not to exceed ten years. Options were granted at exercise prices of at least 100% of the fair market value of the shares on the date of grant. The

Company made no grants of restricted shares, stock appreciation rights or stock units under the 1996 Plan. No further awards will be granted under the 1996 Plan.

1988 Stock Option Plan. Under the 1988 Stock Option Plan, options to purchase shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered this plan. Options generally vested over four years and remained outstanding for periods not exceeding ten years. Further grants may not be made under this plan and as of March 31, 2007, there were no options outstanding under this plan.

As of March 31, 2007, there were a total of 18,875,722 shares subject to outstanding options granted under all plans. Each option entitles the holder to purchase one share of Logitech International S.A. at the exercise price. Of these options, 10,436,970 were exercisable, with the balance subject to continued vesting over time. The exercise prices of the currently outstanding options range from $1.00 to $29.99. Logitech shareholders do not have preferential rights to subscribe to employee options.

Refer to section 5.6 below and Note 4 to the Consolidated Financial Statements for more information on the Company’s outstanding stock options.

Employee Share Purchase Plans. Logitech maintains two employee share purchase plans, one for employees in the United States and one for employees outside the United States. The plan for employees outside the United States is named the 2006 Employee Share Purchase Plan (Non-U.S.) (“2006 ESPP”) and was approved by the Board of Directors in June 2006. The plan for employees in the United States is named the 1996 Employee Share Purchase Plan (U.S.) (“1996 ESPP”). The 1996 ESPP was the worldwide plan until the adoption of the 2006 ESPP in June 2006. Under both plans, eligible employees may purchase shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Purchases under the plans are limited to a fair value of $25,000 in any one year, calculated in accordance with U.S. tax laws. There are two offering periods, each consisting of a six-month period during which payroll deductions of employee participants are accumulated under the share purchase plan. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. A total of 12,000,000 shares have been reserved for issuance under both the 1996 and 2006 ESPP plans. As of March 31, 2007, a total of 1,479,217 shares were available for issuance under these plans.

Although the Company has been authorized by its shareholders to use conditional capital to meet its obligations to deliver shares as a result of employee purchases or exercises under the above plans, the Company has for some years used shares held in treasury to fulfill its obligations under the plans.

3.    The Board of Directors

The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority within the Company, except for those matters reserved by law or by the Company’s Articles of Incorporation to its shareholders or for those that are delegated to the Executive Officers under the Organizational Regulations. The Board makes resolutions through a majority vote of the members present at the meetings. In the event of a tie, the vote of the Chairman decides.

The Company’s Articles of Incorporation set the minimum number of directors at three. The Company had eight Directors as of May 1, 2007.

3.1    Members of the Board

Gary F. Bengier, U.S. national, has been a non-executive Director of the Company since June 2002 and is Lead Independent Director. In addition to serving on Logitech’s board, Mr. Bengier also serves on the Board of

Trustees of the Santa Fe Institute, a U.S. private, non-profit, multidisciplinary research and education center. He also serves as Chair of the Bengier Foundation, a private charitable foundation. Previously, Mr. Bengier served as Senior Vice President, Strategic Planning and Development of eBay Inc., a U.S.-based on-line marketplace, from January 2001 until November 2001, and prior to that, as eBay’s Chief Financial Officer from November 1997 to January 2001. From February 1997 to October 1997, Mr. Bengier was Vice President and Chief Financial Officer of Vxtreme, Inc., a U.S. developer of Internet video streaming products. Prior to that time, Mr. Bengier was Corporate Controller at Compass Design Automation, a U.S. publisher of electronic circuit design software, from February 1993 to February 1997. Mr. Bengier has also held senior financial positions at Kenetech Corp., a U.S. energy services company, Qume Corp., a U.S. computer peripheral company, and Bio-Rad Laboratories, a U.S. life sciences company. He also spent several years as a management consultant for Touche Ross & Co., a U.S. consulting firm. Mr. Bengier holds a BBA degree in Computer Science and Operations Research from Kent State University and an MBA degree from Harvard Business School.

Daniel Borel, Swiss national, Chairman of the Board and executive board member, is a founder of the Company. Mr. Borel assumes a leading role in mid- and long-term strategic planning and the selection of top-level management, and he supports major transaction initiatives of Logitech. Mr. Borel has been the Chairman of the Board since May 1988. From July 1992 to February 1998, he also served as Chief Executive Officer. He has held various other executive positions with Logitech. Mr. Borel holds an MS degree in Computer Science from Stanford University and a BE degree in Physics from the Ecole Polytechnique Fédérale, Lausanne, Switzerland.

Matthew Bousquette, U.S. national, has been a non-executive Director of the Company since June 2005. He is currently the Chairman of the Board of Enesco LLC, a U.S.-based producer of giftware, and home and garden décor products. He is the former president of the Mattel Brands business unit of Mattel, Inc. Mr. Bousquette joined Mattel as senior vice president of marketing in December 1993, and was promoted to successively more senior positions at Mattel, including general manager of Boys Toys in July 1995, executive vice president of Boys Toys in May 1998, president of Boys/Entertainment in March 1999, and president of Mattel Brands from February 2003 to October 2005. Mr. Bousquette’s previous experience included various positions at Lewis Galoob Toys, Teleflora and Procter & Gamble. Mr. Bousquette earned a BBA degree from the University of Michigan.

Erh-Hsun Chang, Taiwan national, has been a non-executive Director of the Company since June 2006. Until April 2006, Mr. Chang was the Company’s Senior Vice President, Worldwide Operations and General Manager, Far East. Mr. Chang first joined Logitech in 1986 to establish its operations in Taiwan. After leaving the Company in 1988, he returned in 1995 as Vice President, General Manager, Far Eastern Area and Worldwide Operations. In April 1997, Mr. Chang was named Senior Vice President, General Manager, Far Eastern Area and Worldwide Operations. Mr. Chang’s other business experience includes tenure as Vice President, Manufacturing Consulting at KPMG Peat Marwick, a global professional services firm, between 1991 and 1995, and as Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., a Taiwanese electronics company, in 1995. Mr. Chang holds a BS degree in Civil Engineering from Chung Yuang University, Taiwan, an MBA degree in Operations Management from the University of Dallas, and an MS degree in Industrial Engineering from Texas A&M University. Mr. Chang is also Vice Chairman of the Company’s subsidiary in Taiwan.

Kee-Lock Chua, Singaporean national, has been a non-executive member of Logitech´s board of directors since 2000. He is the President and Executive Director of Biosensors International Group, Ltd., a developer and manufacturer of medical devices used in interventional cardiology and critical care procedures. Previously, from 2003 to 2006, Mr. Chua was a managing director of Walden International, a U.S.-headquartered venture capital firm. From 2001 to 2003, Mr. Chua served as deputy president of NatSteel Ltd., a Singaporean industrial products company active in Asia Pacific. From 2000 until 2001, Mr. Chua was the president and chief executive officer of Intraco Ltd., a Singapore-listed trading and distribution company. Prior to joining Intraco, Mr. Chua was the president of MediaRing.com Ltd., a Singapore-listed company providing voice-over-Internet services.

Mr. Chua holds a BS degree in Mechanical Engineering from the University of Wisconsin, and an MS degree in Engineering from Stanford University.

Guerrino De Luca, Italian national, joined the Company as President and Chief Executive Officer in February 1998, and became an executive member of the Board of Directors in June 1998. Mr. De Luca is responsible for the worldwide affairs and operations of Logitech. He manages both the strategic activities of the Company as well as the day-to-day operations. Prior to joining Logitech, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple, Inc. from February 1997 to September 1997, and as President of Claris Corporation, a U.S. personal computing software vendor, from May 1994 to February 1997. Prior to joining Claris, Mr. De Luca held various positions with Apple in the United States and in Europe. Mr. De Luca holds a BS degree in Electronic Engineering from the University of Rome, Italy.

Shin’ichi Okamoto, Japanese national, has been a non-executive Director of the Company since June 2004. Since September 2003, Mr. Okamoto has been a research and development consultant. Prior to that, he served in executive and management positions with Sony Computer Entertainment Inc., the interactive gaming division of Sony Corporation, a Japanese consumer electronics company. During his time with Sony, Mr. Okamoto served as the Chief Technology Officer from April 2001 to August 2003, Senior Vice President of Research and Development from April 1999 to September 2002, Vice President of Software Development from October 1998 to April 1999, and Director of Development from December 1994 to October 1998. Mr. Okamoto holds a BS degree and an MS degree in Chemistry from Waseda University in Tokyo.

Monika Ribar, Swiss national, has been a non-executive Director of the Company since June 2004. Since October 2006 Ms. Ribar has served as the President and Chief Executive Officer of the Panalpina Group, a Swiss freight forwarding and logistics services provider. She has been a member of Panalpina’s executive board since February 2000, and served as Panalpina’s Chief Financial Officer from June 2005 to October 2006, and as its Chief Information Officer from February 2000 to June 2005. From June 1995 to February 2000, she served as Panalpina’s Corporate Controller, and from 1991 to 1995 served in project management positions at Panalpina. Prior to joining Panalpina, Ms. Ribar worked at Fides Group (now KPMG Switzerland), a professional services firm, serving as Head of Strategic Planning, and was employed by the BASF Group, a German chemical products company. Ms. Ribar holds a Masters degree in Economics and Business Administration from the University of St. Gallen, Switzerland.

Non-executive Board Members

Messrs. Bengier, Bousquette, Chua, Okamoto and Ms. Ribar have never had management responsibility at Logitech or at any of its subsidiaries, and do not have any immediate family members who are employees of Logitech. The Board has determined that they are independent Directors under the rules of the Nasdaq Stock Market and under the Swiss Code of Best Practice for Corporate Governance. Mr. Chang is a former executive of the Company. Although he is a non-executive Board member he is not currently considered an independent member of the Board. None of the non-executive Directors has significant business connections with Logitech or any of its subsidiaries.

Changes to the Board

At Logitech’s Annual General Meeting on June 20, 2007 shareholders will be asked to elect two new non-executive directors, Ms. Sally Davis and Mr. Robert Malcolm for 3-year terms, and will be asked to re-elect Ms. Ribar, Mr. De Luca and Mr. Borel for 3-year terms. Mr. Okamato is retiring from the Board after his 3-year term of office expires in 2007. If all nominees are elected, the size of Logitech’s Board of Directors will increase from eight members to nine members.

Sally Davis, British national, is a nominee to the Board of Directors. Ms. Davis was appointed as the Chief Portfolio Officer of British Telecom in May 2005. Reporting to the Chief Executive of the BT Group, Ms. Davis

is responsible for leading the transformation of the BT product portfolio to the new wave of Internet Protocol products. She had previously held senior executive roles within BT since joining the company in 1999, including President, Global Products, Global Services from 2002 to 2005, President, BT Ignite Applications Hosting from 2001 to 2002 and Director, Group Internet and Multimedia from 1999 to 2001. Before joining BT, Ms. Davis held leading roles in several major communications companies, including Bell Atlantic in the United States and Mercury Communications in the United Kingdom. Ms. Davis is a member of the Board of Directors and Chair of the Audit Committee of the Henderson Smaller Companies Investment Trust plc, a U.K. managed investment trust, and is also a member of the Board of Directors of I.Net S.p.A, an Italy-based application infrastructure provider and member of the BT Group. She holds a BA degree from University College, London.

Robert Malcolm, U.S. national, is a nominee to the Board of Directors. He is the President, Global Marketing, Sales and Innovation at Diageo plc, a global premium drinks company. Reporting to the Chief Executive Officer and a Member of the Diageo Executive committee, Mr. Malcolm has worldwide responsibility for the marketing, sales and innovation functions for Diageo and direct responsibility for strategy, equity management, innovation and global orchestration for global priority brands. He joined Diageo in 1999 and his previous appointments at the company include Global Marketing Director and Global Scotch Whiskey Director at UDV, a Diageo company. He was appointed to his current position in 2000. Previous to his employment at Diageo, Mr. Malcolm held various posts at The Procter & Gamble Company from 1975 through 1999 including Vice President, General Manager Beverages, Europe, Middle East and Africa; Vice President, General Manager Arabian Peninsula, and Vice President, General Manager, Personal Cleaning Products USA. He serves on the Board of Directors of the Ad Council, a private, non-profit organization that is the leading producer of public service advertisements in the United States. He holds a BS degree and an MBA degree in Business from the University of Southern California.

The Board of Directors has determined that Ms. Davis and Mr. Malcolm, if elected, will each be independent Directors under the rules of the Nasdaq Stock Market and under the Swiss Code of Best Practice for Corporate Governance.

3.2    Involvements Outside Logitech of the Members of the Board

Gary F. Bengier currently serves on the Board of Trustees of the Santa Fe Institute, a U.S. private, non-profit, multidisciplinary research and education center, and is Chair of the Bengier Foundation, a private charitable foundation.

Daniel Borel serves on the Board of Nestlé S.A., the Swiss food and beverage company. He also served on the board of Julius Baer Holding A.G., a Swiss banking group, until April 2007. Mr. Borel also serves on the board of Fondation Defitech, a Swiss foundation which contributes to research and development projects aimed at assisting the disabled, and as Chairman of the Board of SwissUp, a Swiss educational foundation promoting higher learning.

Kee-Lock Chua serves on the Board of Biosensors International Group, Ltd., and BRC Asia Limited, both publicly traded companies in Singapore.

Shin’ichi Okamoto currently serves on the Board of Directors of Fine Arch Inc., Digital Media Professional Inc. and Fixstars Inc., all privately held Japanese companies, and on the Boards of Emdigo Inc. and Azteq Mobile Corp., both privately-held U.S. companies.

Monika Ribar currently serves as a Director of Julius Baer Holding A.G.

Other than the current employment noted in section 3.1 and involvement noted above, no other Logitech Board member or Director-elect currently has material supervisory, management, or advisory functions outside Logitech. None of the Company’s Directors or Director-elects holds any official functions or political posts.

3.3    Cross Involvement

Ms. Ribar is a member of the Board of Directors of Julius Baer Holding A.G., which is listed on the SWX Swiss Exchange. Mr. Borel also served on the Board of Directors of Julius Baer Holding A.G. until April 2007.

Kris Onken, a former Chief Financial Officer of the Company, is a member of the Board of Directors of Biosensors International Group, Ltd., of which Director Kee-Lock Chua is President. Ms. Onken joined the Biosensors Board after her retirement from Logitech in 2006.

3.4    Elections and Terms of Office

Directors are elected at the Annual General Meeting of Shareholders, upon proposal of the Board of Directors. The proposals of the Board of Directors are made following recommendations of the Nominating Committee. Refer to section 3.5 for more information on the Company’s Nominating Committee. If the agenda of a General Meeting of Shareholders includes an item calling for the election of directors, any shareholder may propose a candidate for election to the Board at the meeting. Also, one or more shareholders who together represent shares comprising at least the lesser of (i) one percent of the share capital or (ii) an aggregate par value of one million Swiss francs may demand that the election of directors be placed on the agenda of a meeting and propose candidates. Such requests must be made in writing and be received by the Board of Directors at least 60 days prior to the date of the meeting. Refer to section 6.4 for more information on Shareholders’ right to place items on the agenda of a General Meeting of Shareholders.

Each Director is elected individually by a separate vote of shareholders for a term of 3 years and is eligible for re-election until their seventieth birthday. Directors may not seek re-election after they have reached 70 years of age, unless the Board of Directors adopts a resolution to the contrary. The retirement is effective on the date of the next Annual General Meeting of Shareholders after the Director reaches 70 years of age. A Director’s term of office as Chairman coincides with their term of office as a Director. A Director may be indefinitely re-elected as Chairman, subject to the age limit mentioned above.

Although the Company’s Articles of Incorporation and Organizational Regulations do not explicitly require this, the terms of office of the Directors are staggered. Consequently, all Directors will not run for re-election at a single Annual General Meeting.

The year of appointment and remaining term of office as of March 31, 2007 for each Director are as follows:

Name	Year First Appointed	Year Current Term Expires
Daniel Borel(1) (3)	1988	Annual General Meeting 2007
Guerrino De Luca(1) (3)	1998	Annual General Meeting 2007
Kee-Lock Chua(2)	2000	Annual General Meeting 2009
Matthew Bousquette(2)	2005	Annual General Meeting 2008
Gary Bengier(2)	2002	Annual General Meeting 2008
Monika Ribar(2) (3)	2004	Annual General Meeting 2007
Shin’ichi Okamoto(2) (4)	2004	Annual General Meeting 2007
Erh-Hsun Chang(2)	2006	Annual General Meeting 2009
Sally Davis(5)
Robert Malcolm(5)

(1)	Executive member of the Board of Directors.
(2)	Non-executive member of the Board of Directors.
(3)	The terms of Mr. Borel, Mr. De Luca and Ms. Ribar expire at the 2007 Annual General Meeting, and they are being presented for re-election to the Board of Directors at that meeting.

(4)	Mr. Okamoto will retire from the Board at the expiration of his current term.
(5)	Ms. Davis and Mr. Malcolm are being presented for election to the Board of Directors at the 2007 Annual General Meeting.

3.5    The Functioning of the Board of Directors

Allocation of Powers and Responsibilities within the Board of Directors.    At the last board meeting prior to each Annual General Meeting of Shareholders, the Board of Directors appoints a Chairman and a Secretary. It is not mandatory that the Secretary be a member of the Board of Directors or a shareholder. As of March 31, 2007, the Chairman was Mr. Daniel Borel and the Secretary was Ms. Catherine Valentine, the Company’s Vice President, Legal and General Counsel. The Board of Directors is responsible for supervising the management of the business and affairs of the Company.

As appointed by the Board, Mr. Bengier serves as Lead Independent Director. The responsibilities of the Lead Independent Director include chairing meetings of the non-executive Directors and serving as the presiding Director in performing such other functions as the Board may direct.

The Chairman sets the agenda for Board meetings. Any member of the Board of Directors may request that a meeting of the Board be convened. The Directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda.

The Chairman and Chief Executive Officer recommend Executive Officers or other members of senior management who, at the invitation of the Board, attend portions of each quarterly Board meeting to report on areas of the business within their responsibility, thereby ensuring that the Board has sufficient information to make appropriate decisions. Infrequently, the Board may also receive reports from external consultants such as executive search or succession experts or outside legal experts to assist the Board on matters it is considering.

In case of emergency, the Chairman of the Board may have the power to pass resolutions which would otherwise be the responsibility of the Board. Decisions by the Chairman of the Board made in this manner are subject to ratification by the Board of Directors at its next meeting or by way of written consent.

Between April 1, 2006 and March 31, 2007, the Board met five times, four of which were regularly scheduled quarterly meetings and one of which was a special meeting. Each regularly scheduled quarterly Board meeting lasts a full day and all directors participate in person except in special individual circumstances. Special meetings of the Board may be held by telephone or video-conference and the duration of such meetings varies depending on the subject matters considered.

The Board of Directors has adopted a policy of regularly scheduled executive sessions where the independent Directors meet in closed session to consider matters without management or non-independent Directors present. During fiscal year 2007, executive sessions of the independent Directors were held four times.

Board Committees

The Board has standing Audit, Compensation, Board Compensation and Nominating Committees to assist the Board in carrying out its duties. Each Committee has a written charter approved by the Board. Their chairs determine the meeting agendas. The Board Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

The Charters of each Board Committee are available on Logitech’s Investor Relations website at http://ir.logitech.com.

In fiscal year 2007, the Audit Committee met nine times, the Compensation Committee met three times, the Board Compensation Committee met two times and the Nominating Committee met three times. Attendance information for these meetings as well as for meetings of the Board of Directors was as follows:

	Board of Directors	Audit Committee	Compensation Committee	Board Compensation Committee	Nominating Committee
Daniel Borel	5	n/a	n/a	2	3
Guerrino De Luca	5	n/a	n/a	2	n/a
Kee-Lock Chua	5	9	n/a	n/a	3
Matthew Bousquette	5	n/a	3	n/a	n/a
Gary Bengier	5	9	n/a	n/a	3
Monika Ribar	5	9	3	n/a	n/a
Shin’ichi Okamoto	5	n/a	3	n/a	n/a
Erh-Hsun Chang	4	n/a	n/a	n/a	n/a

Audit Committee

The Audit Committee is appointed by the Board to assist the Board in monitoring the Company’s financial accounting, controls, planning and reporting. It is composed of only non-executive, independent Board members. Among its duties, the Audit Committee:

•	reviews the adequacy of the Company’s internal controls;

•

reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

•	reviews and approves all non-audit work to be performed by the independent auditors;

•	reviews the scope of Logitech’s internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

•	reviews, before release, the quarterly results and interim financial data; and

•

reviews, before release, the audited financial statements and “Operating and Financial Review and Prospects” contained in the Company’s Annual Report on Form 20-F, and recommends that the Board of Directors submit these items to the shareholders’ meeting for approval.

In fiscal year 2007, the Audit Committee was composed of Mr. Bengier, Chairman, Mr. Chua, and Ms. Ribar. The Board of Directors has determined that each member of the Audit Committee meets the independence requirements of the Nasdaq Stock Market listing standards and the applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”). In addition, the Board has determined that Mr. Bengier and Ms. Ribar are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

The Audit Committee met nine times in fiscal year 2007. Four meetings were held in person on the day prior to the regularly scheduled quarterly Board meeting, for two to three hours, and five were held by telephone before publication of the quarterly financial results and the annual report, for approximately an hour. All Audit Committee members attended each meeting. The Committee received reports and presentations before the meetings in order to allow them time to prepare adequately. At the Committee’s invitation, the Company’s Chief Financial Officer and Corporate Controller attended each meeting, and representatives from the Company’s external auditors attended eight meetings. In addition, the Company’s General Counsel participated in seven meetings, the head of Internal Audit in four meetings, and the Vice President, Tax in one meeting. Two meetings also included separate sessions with representatives of the external auditors, and five meetings included separate sessions with senior managers.

Compensation Committee

The Compensation Committee reviews and approves or recommends to the Board for approval the compensation of Executive Officers and Logitech’s compensation policies and programs, including share-based compensation programs and other incentive-based compensation. Within the guidelines established by the Board and the limits set forth in the Company’s employee equity plans, the Compensation Committee also has the authority to grant options to employees other than the Chief Executive Officer without further Board approval. The Committee is composed of only non-executive, independent Board members.

In fiscal year 2007, the Compensation Committee consisted of Mr. Bousquette, Chairman, Mr. Okamoto and Ms. Ribar, who each meet the independence requirements of the Nasdaq Stock Market listing standards.

The Compensation Committee met three times in fiscal year 2007, with the Company’s Vice President of Human Resources participating. All meetings were held in person and lasted approximately one hour and a half. All Compensation Committee members attended each meeting. In addition to its regular meetings, typically each month the Committee considers option grants to the Company’s employees for approval by written consent. The Committee took eight such actions by written consent during fiscal year 2007.

Refer to section 5.1 for information on the Compensation Committee’s criteria and process for evaluating executive compensation.

Board Compensation Committee

The Board Compensation Committee establishes the compensation of the non-executive Directors. This committee consists of Mr. Borel, Chairman of the Board, and Mr. De Luca, Logitech’s President and Chief Executive Officer. The Board Compensation Committee met twice in fiscal year 2007, with the Company’s Vice President of Human Resources participating in one meeting. Each meeting lasted approximately one hour, and both Committee members attended both meetings.

Nominating Committee

The Nominating Committee is composed of at least three members, with the Chairman of the Board acting as chair for this committee and the other two members being non-executive, independent Directors. Among its duties, the Nominating Committee:

•	evaluates the composition of the Board of Directors and its Committees, determines future requirements and makes recommendations to the Board of Directors for approval;

•	determines on an annual basis the desired Board qualifications and expertise and conducts searches for potential Directors with these attributes;

•	evaluates and makes recommendations of nominees for election to the Board of Directors; and

•	evaluates and makes recommendations to the Board concerning the appointment of Directors to Board Committees and the selection of Board Committee chairs.

The Committee may and typically does retain an executive search firm to assist with the identification and evaluation of prospective Board nominees based on criteria established by the Committee.

The Nominating Committee consists of Mr. Borel, Chairman, Mr. Bengier and Mr. Chua. Upon the Committee’s recommendation of nominees for election to the Board of Directors, the nominees are presented to the full Board. The Nominating Committee met three times in fiscal year 2007, with all Committee members attending each meeting. All meetings were held in person and lasted approximately one hour.

Role of Executive Board Members

Mr. Daniel Borel, the Company’s Chairman, and Mr. Guerrino De Luca, the Chief Executive Officer, are the executive members of the Board of Directors. Mr. Borel assumes a leading role in mid- and long-term strategic planning and the selection of top-level management, and he supports major transaction initiatives of Logitech.

Mr. De Luca manages the day-to-day operations of Logitech, with the support of the Executive Officers. The Chief Executive Officer has, in particular, the following powers and duties:

•	defining and implementing short and medium term strategies;

•	preparing the budget, which must be approved by the Board of Directors;

•	reviewing and certifying the Company’s annual report;

•	appointing, dismissing and promoting any employees of Logitech other than Executive Officers and the head of the internal audit function;

•	taking immediate measures to protect the interests of the Company where a breach of duty is suspected from Executive Officers until the Board has decided on the matter;

•	carrying out Board resolutions;

•	reporting regularly to the Chairman of the Board of Directors on the activities of the business;

•	preparing supporting documents for resolutions that are to be passed by the Board of Directors; and

•	deciding on issues brought to his attention by Executive Officers.

3.6    Allocation of Powers and Responsibilities between the Board of Directors and Senior Management

The Board of Directors has delegated the management of the Company to the Chief Executive Officer and the Executive Officers, except where the law or the Company’s Articles of Incorporation or Organizational Regulations provide differently.

The Board of Directors has the responsibility for supervision and control of Company management. In addition to the non-transferable powers and duties of boards of directors under Swiss law, the Logitech Board of Directors also has the following responsibilities:

•	the signatory power of its members;

•	the approval of the budget submitted by the Chief Executive Officer;

•	the approval of any type of investment or acquisition not included in the approved budgets;

•	the approval of any expenditure of more than $10 million not specifically identified in the approved budgets; and

•	the approval of the sale or acquisition, including related borrowings, of the Company’s real estate.

The detailed authorities and responsibilities of the Board of Directors, of the Chief Executive Officer and the Executive Officers are set out in the Company’s Articles of Incorporation and Organizational Regulations. Please refer to http://ir.logitech.com for copies of these documents.

3.7    Supervision and Control Instruments

The Board of Directors is regularly informed on developments and issues in Logitech’s business, and monitors the activities and responsibilities of the Executive Officers in various ways.

•

The executive members of the Board, being the Chairman and the Chief Executive Officer, are also Executive Officers, with other Executive Officers reporting to the Chief Executive Officer. As a result,

the Chairman and the Chief Executive Officer participate directly in senior management meetings at which business developments are raised and discussed. At each regular Board meeting the Chief Executive Officer reports to the Board on developments and important issues. The Chief Executive Officer also provides regular updates to the other Board members regarding Logitech’s business between the dates of regular Board meetings.

•	The offices of Chairman and Chief Executive Officer are separated, to help ensure balance between leadership of the Board and leadership of the day-to-day management of Logitech.

•

Executive Officers and other members of senior management, at the invitation of the Board, regularly attend portions of meetings of the Board and its Committees to report on the financial results of Logitech, its operations, performance and outlook, and on areas of the business within their responsibility, including risk management and management information systems, as well as other business matters. For further information on participation by Executive Officers and other members of senior management in Board and Committee meetings please refer to Section 3.5 above.

•

There are regular quarterly closed sessions of the non-executive, independent members of the Board of Directors, where Logitech issues are discussed without the presence of executive or non-independent members of the Board or Executive Officers.

•

The Board holds quarterly closed sessions, where all Board members meet without the presence of non-Board members, to discuss matters appropriate to such sessions, including organizational structure and the hiring and mandates of Executive Officers.

•

There are regularly scheduled reviews at Board meetings of Logitech strategic and operational issues, including discussions of issues placed on the agenda by the non-executive members of the Board of Directors.

•

The Board reviews and approves significant changes in Logitech’s structure and organization, and is actively involved in significant transactions, including acquisitions, divestitures and major investments.

•	All non-executive Board members have access, at their request, to all internal Logitech information.

•	The Internal Audit function, which is responsible for evaluating and monitoring the effectiveness of Logitech’s internal controls and governance processes, reports to the Audit Committee.

4.    Senior Management

4.1    Members of Senior Management

The members of the senior management (“Executive Officers”) of Logitech as of March 31, 2007 were as follows:

Name	Nationality	Position

Daniel Borel	Swiss	Chairman of the Board

Guerrino De Luca	Italian	President and Chief Executive Officer, Director

Mark J. Hawkins	U.S.	Sr. Vice President, Finance and Information Technology, and Chief Financial Officer

David Henry	U.S.	Sr. Vice President, Customer Experience and Chief Marketing Officer

Junien Labrousse	French	Executive Vice President, Products

Gerald Quindlen	U.S.	Sr. Vice President, Worldwide Sales and Marketing

L. Joseph Sullivan	U.S.	Sr. Vice President, Worldwide Operations

Robert Wick	U.S.	Sr. Vice President, Strategy

Daniel Borel. Refer to section 3.1 above.

Guerrino De Luca. Refer to section 3.1 above.

Mark J. Hawkins joined Logitech as Senior Vice President, Finance and Information Technology, and Chief Financial Officer, in April 2006. Previously he was with Dell Corporation for six years, most recently serving as Vice President of Finance for worldwide procurement and logistics and the Dell Operating Council. Prior to joining Dell, Mr. Hawkins was employed by Hewlett-Packard Company for eighteen years in finance and business-management roles in the United States and abroad. Among other assignments, he was involved in supporting the spin-off of Agilent Technologies, formed from Hewlett-Packard’s former semiconductor and instrument business. He also served on the board of directors for the HP Analytical Joint Ventures in Tokyo and Shanghai. Mr. Hawkins holds a BA degree in Operations Management from Michigan State University, and an MBA degree in Finance from the University of Colorado. He has also completed the Advanced Management Program at Harvard Business School.

David Henry joined Logitech as Senior Vice President, Control Devices Business Unit, in August 2001 and was named Senior Vice President, Customer Experience and Chief Marketing Officer in March 2007. From January 2000 to June 2001, Mr. Henry served as Vice President of Business Development and Product Management of Xigo Inc., a U.S. on-line intelligence software company. From November 1997 to January 2000, Mr. Henry held various positions with Iomega, a U.S. portable storage company. His last position with Iomega was Vice President and General Manager of Magnetic Products. Mr. Henry holds a BS degree in Mechanical Engineering from Union College of Schenectady, New York.

Junien Labrousse joined Logitech as Vice President of the Video Division in 1997. He was named Senior Vice President, Video Business Unit in April 2001, Senior Vice President, Entertainment and Communications in July 2005 and Executive Vice President, Products in March 2007. Prior to joining Logitech, he was Vice President of Engineering from 1995 to 1997 at Winnov LP, a U.S. company engaged in the development and marketing of multimedia products. For more than 10 years he held several engineering and management positions at Royal Philips Electronics NV, a global electronics company, in research and in the semiconductor business division. Mr. Labrousse holds an MS degree in Electrical Engineering from the Ecole Superieure d’Ingenieurs de Marseille, France and an MBA degree from Santa Clara University.

Gerald Quindlen joined Logitech as Senior Vice President, Worldwide Sales and Marketing in October 2005. From August 1987 to September 2004, Mr. Quindlen worked for Eastman Kodak Company where he was most recently Vice President of Global Sales and Operations for the Consumer and Professional Imaging Division and previously held senior sales or marketing management positions in the United States, Japan and Asia Pacific. Prior to his 17 year tenure at Eastman Kodak, he worked for Mobil Oil Corporation in engineering. Mr. Quindlen holds a BS degree in chemical engineering from Villanova University in Pennsylvania, and an MBA degree in Finance from the University of Pennsylvania’s Wharton School in Philadelphia.

L. Joseph Sullivan joined Logitech in October 2005 as Vice President, Operations Strategy, and was appointed Senior Vice President, Worldwide Operations in April 2006. Prior to joining Logitech, Mr. Sullivan was Vice President of Operational Excellence and Quality for Carrier Corporation, a subsidiary of United Technologies, from 2001 to 2005. Previously, he was with ACCO Brands, Inc. in engineering and manufacturing management roles from 1998 to 2001. Mr. Sullivan holds a BS degree in Marketing Management and an MBA degree in Operations Management from Suffolk University in Massachusetts.

Robert Wick joined Logitech as Vice President of the Audio Business Unit in March 2001, with the acquisition of Labtec Inc. He was named Senior Vice President in April 2001 and in October 2002 he was named Senior Vice President of the Audio and Interactive Entertainment Business Units. In July 2005, he was named Senior Vice President, Strategy. Prior to joining Logitech, Mr. Wick was President and Chief Executive Officer of Labtec Inc., a provider of PC speakers, headsets and microphones. Prior to joining Labtec, Mr. Wick spent eight years at Weiser Lock, a division of Masco Corporation, a U.S. manufacturer of home improvement and building products, in various management positions including Vice President of Finance and Logistics. Mr. Wick holds a BS degree in Accounting from the University of Arizona and is a former Certified Public Accountant.

4.2    Involvements Outside Logitech of the Executive Officers

Daniel Borel. Refer to section 3.2 above.

Junien Labrousse served as a Director of A4Vision, Inc., a privately held U.S. high technology company from which Logitech licensed face tracking software, from March 2000 to March 2007.

David Henry served as a Director of Anoto AB, a Sweden-based technology company from which Logitech licenses digital writing technology and in which Logitech had a minority equity interest, from July 2003 to June 2006.

No other Logitech Executive Officer currently has supervisory, management, or material advisory functions outside Logitech. None of the Company’s Executive Officers hold any official functions or political posts.

4.3    Management Contracts

Logitech has not entered into any contractual relationships regarding the management of the Company or its subsidiaries.

5.    Compensation, Shareholdings and Loans

5.1    Logitech’s General Compensation Policy

Logitech has designed its compensation programs to attract, develop, retain and motivate the high caliber of executives, managers and staff that is critical to the long-term success of its business. Logitech’s compensation package is composed of a base salary that is competitive with comparable companies in the industry and region, periodic cash incentive awards that are based on company performance, and long-term incentive awards comprised of stock options.

Executive Compensation Programs

Logitech’s compensation programs for its Executive Officers are designed to:

•	provide compensation competitive with comparable companies in the industry and region;

•	provide executives with competitive compensation that maintains a balance between fixed and variable compensation and places a significant portion of total compensation at risk;

•	align executive compensation with shareholders’ interests by tying a significant portion of compensation to increasing share value; and

•	support a performance-oriented environment that rewards superior performance.

An Executive’s compensation includes the following key components:

•	base salary;

•	short-term incentives (cash bonus programs based on financial performance); and

•	long-term incentives (stock option awards and employee stock purchase program).

Base Salary

The base salary for Executive Officers is determined on the basis of experience, individual performance, the average salary levels considered appropriate for comparable positions in the industry and the anticipated value of the executive’s future contribution to Logitech. The Compensation Committee reviews these factors in approving and recommending to the Board for ratification the Executive Officer’s base salary for each fiscal year.

For newly hired personnel, the base salary of the individual at his or her prior employment is considered, as well as any unique personal circumstances that motivated the executive to leave that prior position and join Logitech. In addition, consideration is given to the competitive market for corresponding positions within comparable geographic areas and industries.

In addition to a base salary, and other than one-time relocation costs or benefits, Executive Officers are eligible for the same benefits offered by the Company to non-executive employees in their jurisdiction of residence.

Short-Term Incentives

A significant portion of Logitech’s executive cash compensation is variable. The Chairman and the Chief Executive Officer are eligible for annual bonus incentives based on Logitech’s financial goals for the fiscal year as established by the Board at the beginning of the fiscal year. Executive Officers other than the Chairman and the Chief Executive Officer are eligible for semi-annual bonuses based on achieving pre-determined financial goals of Logitech and/or pre-determined financial goals of the division or regional entity over which the Executive has responsibility.

The bonus plans include a basic reward for achieving minimum performance targets and an additional reward for performance exceeding target expectations. The Compensation Committee reviews and recommends to the Board the bonus targets for each Executive Officer at the beginning of each fiscal year.

If earned, the annual bonus is paid to the Chairman and the Chief Executive Officer in one installment after the end of the fiscal year, and the semi-annual bonuses are generally paid to the other Executive Officers in November and May for the two fiscal six-month performance periods.

From time to time, the Board of Directors may authorize a special cash bonus payment separate from the bonus plans based on outstanding individual performance.

Long-Term Incentives

Stock Options. At present, our long-term compensation to Executive Officers consists solely of stock options. Logitech provides stock option grants as part of its executive compensation package because it believes that a portion of executive compensation should be linked to increasing shareholder value. Stock options have value for an employee only if the Company’s share price increases above the exercise price of the option and the employee remains employed by the Company for the duration of the option vesting period.

Options granted to Executive Officers and employees vest 25% per year over four years, with no vesting from the date of grant until the first anniversary, and thereafter vesting ratably at the end of each grant anniversary.

The stock options granted to Executive Officers are approved by the Compensation Committee and ratified by the Board. The number of options granted to each Executive Officer is determined based on the anticipated value of the Executive Officer’s future contribution to the Company, grant levels for comparable positions in the industry, individual performance and the anticipated cost to the Company of the grant under U.S. generally accepted accounting principles.

During 2007, stock option grants to Executive Officers and other employees were made during regularly scheduled Compensation Committee meetings or through actions taken by the Compensation Committee by written consent between the dates of meetings according to a pre-determined schedule. The exercise prices of options granted during the fiscal year were based on the closing trading price of our shares on the SWX Swiss Exchange or the Nasdaq Global Select Market on the date of grant.

Employee Share Purchase Plans. Executive Officers are also eligible to participate in the Company’s Employee Share Purchase Plans, under which employees may purchase shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each offering period. Purchases under the plans are limited to a fair value of $25,000 in any one year, calculated in accordance with U.S. tax laws. There are two offering periods, each consisting of a six-month period during which payroll deductions of employee participants are accumulated under the share purchase plan.

Deferred Compensation Plan. Executive Officers based in the United States are also eligible to participate in the Logitech Inc. Management Deferred Compensation Plan, which is an unfunded and unsecured plan that allows employees of Logitech Inc. earning more than a threshold amount the opportunity to defer U.S. taxes on their base salary and bonus compensation. Logitech does not contribute to this plan. The Logitech Inc. Management Deferred Compensation Plan is not intended to provide for the payment of above-market or preferential earnings on compensation deferred under the plan. In fiscal year 2007 three Executive Officers contributed to the plan. Four executives have balances in the plan based on contributions in the current and prior fiscal years.

The Chief Executive Officer is not present at any deliberations or upon the vote of the Board to approve his salary or equity compensation.

Non-Executive Director Compensation

The compensation of Logitech’s non-executive Directors is established by the Board Compensation Committee (refer to section 3.5 above). The Board Compensation Committee reviews aggregate data on non-executive Director compensation of comparable companies in setting compensation for Logitech’s non-executive Directors.

Under the Company’s current policy, non-executive Directors are paid an annual retainer of $25,000, or CHF 35,000 and receive $2,000, or CHF 2,500, for each board or committee meeting attended and also for each day of travel to attend board or committee meetings. The Lead Independent Director receives a further retainer of $10,000 per year. Annual service is measured between the dates of the Company’s Annual General Meetings. The cash compensation is paid in arrears to each non-executive Board member after the Company’s Annual General Meeting for their service on the Board in the prior year. All Directors are also reimbursed for business-class travel and expenses in connection with attendance at Board and Committee meetings.

Each non-executive Director also receives options to purchase 30,000 of the Company’s shares upon their election to the Board for a three-year term and options to purchase 15,000 shares upon their re-election to the Board. These options are granted at the fair market value at the date of grant and become exercisable over three years in equal annual installments.

Beginning with the 2007 Annual General Meeting the annual retainer for non-executive Board members will increase to $30,000, or CHF 40,000, and the Chair of the Audit Committee will receive an additional retainer of $12,000 or CHF 15,000. The additional retainer for the Lead Independent Director and the per meeting and travel days compensation for non-executive Directors will remain the same.

Executive Directors do not receive any compensation for their service on the Board of Directors.

5.2    Compensation of Directors and Executive Officers

The following table sets forth the compensation Logitech paid or accrued for payment to non-executive Directors and Executive Officers in all capacities for services performed in the fiscal year ended March 31, 2007 (in thousands except share and per share amounts):

	All non-executive Directors as a group (6 individuals)(5)	All Executive Officers as a group (8 individuals)(4)
Salary	$410	$2,954
Bonus	—	2,599
Other(1)	—	284

Total	$410	$5,837

Share option value(2)	336	4,893

Total (including share option value)	$746	$10,730

Total number of options granted(3)	45,000	612,900
Exercise price in USD	$19.43 to $21.61	$20.05 to $21.61
Exercise price in CHF	CHF 23.93 to CHF 27.03	CHF 26.09 to CHF 27.03
Expiration year	2017	2017

(1)	Amounts shown represent costs of relocation for two executive officers, matching contributions made by Logitech under its 401(k) plan and Logitech’s contributions under its pension plans.
(2)

Share option values are based on the grant-date fair value of options granted during fiscal year 2007, estimated using the Black-Scholes-Merton option-pricing valuation model. The options granted provide the right to purchase one share per option at the exercise price. For Executive Officers, the options vest ratably over a four-year period from the date of grant. For non-executive Directors, the options vest ratably over a three-year period from the date of grant. Assumptions used in the calculation of share option values are presented in Note 4–Share-Based Compensation in the Notes to the Consolidated Financial Statements. The share option values are not necessarily indicative of the proceeds realizable from the exercise of the options and sale of the underlying shares or of the Company’s future share price performance.

(3)

Total options granted to non-executive Directors and Executive Officers represent 25.6% of the options granted by Logitech in fiscal year 2007. The remainder of the options were granted to 463 of Logitech’s other employees.

(4)

Mr. Hawkins and Mr. Sullivan were each appointed Executive Officers at the beginning of fiscal year 2007 and their compensation is reflected in the table above. Ms. Kristen Onken, the Company’s former Senior Vice President and Chief Financial Officer, resigned as an Executive Officer of the Company at the beginning of fiscal year 2007 and accordingly her compensation is not reflected in the table above.

(5)

Frank Gill resigned as a Director of the Company in June 2006, before the expiration of his then-current 3-year term as a Director. His partial year compensation through June 2006 is reflected in the table above.

For further information regarding Mr. De Luca’s compensation, refer to section 5.9 “Highest Total Compensation.”

There were no other Director or Executive Officer resignations or additions during fiscal year 2007. No additional fees or compensation have been paid during fiscal year 2007 to any Directors or Executive Officers other than as noted above.

During fiscal year 2007 Logitech paid no special compensation or severance payments to any Director or Executive Officer that resigned or otherwise left Logitech in fiscal year 2007.

Logitech has entered into indemnification agreements with its Directors and Officers. These agreements indemnify Directors and Officers to the extent permitted by law against expenses and liabilities incurred in legal proceedings that may arise by reason of their status or service as Directors or Officers. Logitech believes that these agreements are necessary to attract and retain qualified Directors and Officers. At present, there is no pending litigation or proceeding involving any Director or Officer of Logitech as to which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceedings that might result in a claim for indemnification.

Logitech currently maintains Director and Officer Liability insurance to insure its Directors and Officers against certain liabilities arising from their status or service as Directors or Officers.

5.3    Compensation to Former Directors and Executive Officers

During fiscal year 2007, Logitech did not grant, directly or indirectly, compensation such as fees, salaries, credits, bonuses or benefits in kind to former non-executive Directors or Executive Officers that resigned or otherwise left Logitech before fiscal year 2007.

5.4    Grant of Shares to Directors and Executive Officers

During fiscal year 2007, Logitech did not grant shares of the Company to any of its non-executive Directors or Executive Officers.

5.5    Share Ownership of Directors and Executive Officers

The following table presents information as of March 31, 2007 regarding the ownership of Logitech International S.A.’s shares by non-executive Directors and Executive Officers:

Name	Number of Shares	% of Voting Rights(1)
All non-executive Directors as a group (6 individuals)	220,300	0.11%
All Executive Officers as a group (8 individuals)	11,316,142	5.91%

(1)	In accordance with Article 10 paragraph 2 of SESTO-FBC, the shareholding percentage is calculated based on the aggregate number of voting rights entered into the Swiss commercial register, which was 191,606,620 as of March 31, 2007.

The Board of Directors adopted share ownership guidelines for members of the Board of Directors effective June 2006. Under the guidelines Directors are required to own at least 5,000 Logitech shares. Directors are required to achieve the guideline within three years of joining the Board, or, in the case of Directors serving at the time the guidelines were adopted, within three years of the effective date of adoption of the guidelines. The guidelines will be adjusted to reflect any share splits or other capital adjustments, and will be re-evaluated by the Board from time to time.

5.6    Option Ownership of Directors and Executive Officers

The following tables present information as of March 31, 2007 regarding the option ownership for shares of Logitech International S.A. by Logitech’s non-executive Directors and Executive Officers. Refer to section 2.7 for a description of Logitech’s employee equity compensation plans.

Options held by non-executive Directors (in thousands except share and per share amounts):

Fiscal Year of Grant(4)	Options Held	Vested Options	Exercise Price	Expiration year	Value of Options Held(1)
2001	80,000	80,000	$11.54	2011	$260
2002	85,000	85,000	$5.22 - $ 6.25	2012	223
2003	170,000	140,000	$6.77 - $11.35	2013	724
2004	160,000	100,000	$7.76 - $10.50	2014	625
2005	280,000	166,668	$11.44 - $11.85	2015	1,380
2006	150,000	45,000	$15.41 - $20.25	2016	974
2007	45,000	—	$19.43 - $21.61	2017	336

	970,000	616,668			$4,522

Options held by Executive Officers (in thousands except share and per share amounts):

Fiscal Year of Grant(4)	Options Held(2)(3)	Vested Options	Exercise Price	Expiration year	Value of Options Held(1)
2000	22,500	22,500	$2.64	2010	$20
2001	800,000	800,000	$8.48	2011	2,160
2002	680,624	680,624	$ 6.58 - $ 9.05	2012	1,829
2003	940,000	685,000	$ 6.77 - $ 8.28	2013	3,153
2004	260,000	130,000	$7.76	2014	984
2005	732,000	366,000	$11.44 - $12.29	2015	3,835
2006	900,000	212,500	$14.98 - $20.25	2016	6,370
2007	612,900	—	$20.05 - $21.61	2017	4,893

	4,948,024	2,896,624			$23,244

(1)	Value of options held are based on the grant-date fair value of options granted during the applicable fiscal year, estimated using the Black-Scholes-Merton option-pricing valuation model. Each option provides the right to purchase one share at the exercise price. For Executive Officers, the options vest ratably over a four-year period from the date of grant. For non-executive Directors, the options vest ratably over a three-year period from the date of grant. The value of options held is not necessarily indicative of the proceeds realizable from the exercise of the options and the sale of the underlying shares or of the Company’s future share price performance.
(2)	Includes 3,163,576 options held by Mr. De Luca as of March 31, 2007.
(3)	Mr. De Luca and Mr. Hawkins have each adopted trading plans in compliance with Swiss rules and Rule 10b5-1 under the U.S. Securities Exchange Act of 1934 that are designed to eliminate Mr. De Luca and Mr. Hawkins’ control over the timing and amount of sales of their Logitech shares. Under the plans, Mr. De Luca and Mr. Hawkins have placed some of their options with an independent third party. The third party exercises such options and sells the shares received on exercise in accordance with trading parameters established by Mr. De Luca and Mr. Hawkins at the time the plans were adopted. The ability to amend the terms of the plans is limited. Mr. De Luca has had similar plans in place for several years.
(4)	Erh-Hsun Chang has been a non-executive Director of the Company since June 2006. From April 1997 to April 2006, Mr. Chang was the Company’s Senior Vice President, Worldwide Operations and General Manager, Far East. The above data for all periods presented has been adjusted to give effect to his change in title from an Executive Officer to a non-executive Director.

5.7    Additional Fees and Remunerations

During fiscal year 2007, Logitech did not pay any fees or remunerations other than those mentioned above to its non-executive Directors and Executive Officers.

5.8    Loans or Credit Facilities

In accordance with the United States Sarbanes-Oxley Act of 2002, Logitech does not extend loans or credit facilities to non-executive Directors and Executive Officers. Logitech has no such loans or credit facilities.

5.9    Highest Total Compensation

In fiscal year 2007, Mr. De Luca, Logitech’s President and Chief Executive Officer, was the Director that received the highest total compensation from the Company. For his services rendered as President and Chief Executive Officer during fiscal year 2007, Mr. De Luca received the following compensation (in thousands):

2007
Salary	$631
Bonus	686
Other benefits(1)	21
Share option value(2)	1,542

Total	$2,880

(1)	Includes 401(k) matching contributions.
(2)	In April 2006, Mr. De Luca received an option grant for 200,000 shares. The options were granted at an exercise price of $20.05 per share, which was the fair market value of the Company’s shares on the date of grant. Each option provides the right to purchase one share at the exercise price. The share option value of the grant is based on its grant-date fair value, estimated using the Black-Scholes-Merton option-pricing valuation model, of $1.5 million or $7.71 per share. The options vest ratably over a four-year period from the date of grant. Assumptions used in the calculation of share option values are presented in Note 4–Share-Based Compensation in the Notes to the Consolidated Financial Statements. The share option value is not necessarily indicative of the proceeds realizable from the exercise of the options and the sale of the underlying shares or of the Company’s future share price performance.

Mr. De Luca did not receive any compensation for his service rendered as a Director.

6.    Shareholders’ Participation Rights

6.1    Exercise and Limitations to Shareholders’ Voting Rights

Each share confers the right to one vote at the General Meeting of Shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise voting rights at the General Meeting of Shareholders, a shareholder must have registered their shares by the date the notice convening the General Meeting of Shareholders is sent. Refer to section 2.6 for more information on the registration process.

Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The power of attorney must be made in writing. The use of a form prepared by the Company may be required.

There are currently no limitations under Swiss law or in the Company’s Articles of Incorporation restricting the rights of shareholders outside Switzerland to hold or vote Logitech shares.

6.2    Shareholders’ Resolutions for which a Particular Majority is Required

In general, the resolutions of the General Meeting of Shareholders are passed with a simple majority of the votes cast. However, the following resolutions may only be passed with a majority of two-thirds of the votes represented.

•	change in the Company’s corporate purpose;

•	creation of shares with privileged voting rights;

•	restriction of the transferability of the shares;

•	creation of authorized or conditional capital;

•	capital increases to be paid-in by means of existing reserves, against contributions in kind, or conducted with a view to the acquisition of specific assets;

•	grant of special benefits;

•	suppression or limitation of the shareholders’ preferential subscription right;

•	change of the registered office of the Company; and

•	dissolution without liquidation of the Company (merger).

6.3    Convocation of the General Meeting of Shareholders

The Board of Directors generally convenes a General Meeting of Shareholders. The convocation notice is made in writing and is sent to each shareholder at the address recorded in the share register at least 20 days prior to the meeting.

One or more shareholders who represent together at least 10% of the share capital of the Company may demand the Board of Directors convene a meeting. Such demands must be made in writing and received by the Board of Directors at least 60 days before the date of the proposed meeting.

The Company has received an exemption as a foreign private issuer from compliance with a Nasdaq listing standard that requires that the quorum for shareholder meetings be at least 33 1/3% of the outstanding voting shares. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings. Accordingly, Logitech, like most other Swiss public companies, does not observe quorum requirements with respect to its shareholder meetings. In compliance with Swiss law, Logitech sends an invitation to all of its shareholders and publishes the notice of the meeting in the Swiss financial press. Also, to encourage attendance, Logitech holds its Annual General Meeting close to its operations in Switzerland.

6.4    Shareholders’ Right to Place Items on the Agenda of a Meeting

One or more shareholders who together represent shares representing at least the lesser of (i) one percent of the share capital or (ii) an aggregate par value of one million Swiss francs may demand that an item be placed on the agenda of a meeting.

A request to place an item on the General Meeting agenda must be in writing, describe the proposal and be received by the Board of Directors at least 60 days prior to the date of the General Meeting. Such requests should be addressed to: Secretary to the Board of Directors, Logitech International S.A., CH 1143 Apples, Switzerland, or c/o Logitech Inc., 6505 Kaiser Drive, Fremont, CA 94555, USA.

6.5    Registration in the Company’s Share Register

Registration into the Company’s share register occurs upon request and is not subject to any condition. Currently, the Company’s share register closes upon the date the notice convening a General Meeting of

Shareholders is sent and re-opens on the day after the General Meeting. As a result, only those shareholders who are registered in the share register on the day the meeting is convened have the right to vote at the meeting. At the 2007 Annual General Meeting the Board of Directors is seeking approval from the shareholders of the Company to delete the provision of the Company’s Articles of Incorporation which mandates the closing of the share register on the day such notice is sent.

7.    Mandatory Offer and Change of Control Provisions

7.1 Mandatory Offer

Swiss law requires that any shareholder who acquires more than 33 1/3% of the voting rights of a Swiss company whose shares are listed in whole or in part in Switzerland is required to make an offer to acquire all listed equity securities of the company at a minimum price. Logitech International S.A.’s Articles of Incorporation do not remove this requirement. The Articles do not increase the participation threshold above which an offer must be made. Consequently, any person having acquired more than a third of the Company’s voting rights will be required to make an offer for all outstanding shares of the Company.

7.2    Change of Control Provisions

Logitech’s Executive Officers generally have Change of Control Severance Agreements with Logitech. Under the terms of these agreements, if the Executive Officer’s employment is involuntarily terminated or they are demoted within 12 months after a change in control of Logitech, the executive would receive his or her base salary, annual or semiannual bonuses, and payment of health benefits for up to a year following the termination, as well as 100% vesting of all unvested stock options. In the case of a demotion, the Executive Officer would be required to remain employed for a period of time (generally 12 months) in order to receive these benefits.

There are no agreements providing for payment of any consideration to any non-executive Director upon termination of his or her services with the Company.

8.    Auditors

8.1    Duration of Mandate and Term of Office of the Independent Registered Public Accounting Firm

Under the Company’s Articles of Incorporation, the shareholders appoint the Company’s independent registered public accounting firm each year at the Annual General Meeting. Re-appointment is permitted.

The Company’s Independent Registered Public Accounting Firm is currently PricewaterhouseCoopers SA (“PwC”), Lausanne branch, 45, Avenue C.F. Ramuz, P.O. Box 1172, CH-1001, Lausanne, Switzerland. PwC assumed its first audit mandate for Logitech in 1988. They were reappointed as the Company’s statutory and group auditors in June 2006. The responsible principal audit partner as of March 31, 2007 is Felix Roth.

8.2/3    Audit Fees

In addition to the audit services PwC provides with respect to Logitech’s annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to Logitech in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. The Audit Committee of the Board of Directors determined that the rendering of non-audit services by PwC was compatible with maintaining their independence.

During fiscal year 2007, PwC performed the following non-audit services that were approved by the Audit Committee: tax planning and compliance advice, consultations regarding stock-based compensation and expatriate tax services.

The following table presents the aggregate fees for professional audit services and other services rendered by PwC to Logitech in fiscal years 2007 and 2006 (in thousands):

	2007	2006
Audit fees(1)	$3,348	$1,364
Audit-related fees(2)	55	219
Tax fees(3)	373	425
All other fees(4)	41	54

Total	$3,817	$2,062

(1)

Audit fees represent those fees incurred for the indicated fiscal year, regardless of when they were paid. Audit fees include group and statutory audit fees as well as the reviews of Logitech’s quarterly reports on Form 6-K.

(2)	Audit-related fees represent consultation on various accounting issues.
(3)	Tax fees represent those fees incurred for tax compliance, assistance with tax audits, tax advice and tax planning.
(4)	All other fees represent services provided to Logitech for expatriate services.

8.4    Supervisory and Control Instruments

As appointed by the Board, the Audit Committee is responsible for supervising the performance of the Company’s Independent Registered Public Accounting Firm, and recommends the appointment or replacement of the Independent Auditors to the Board of Directors.

The Company’s Independent Registered Public Accounting Firm is invited to attend all regular meetings of the Audit Committee. During fiscal year 2007, representatives from the Independent Registered Public Accounting Firm attended eight of the nine Audit Committee meetings. The Committee twice met separately with representatives of the Independent Registered Public Accounting Firm in closed sessions of Committee meetings.

On a quarterly basis, PwC reports on the findings of its audit and/or review work including, beginning in fiscal year 2007, their audit of Logitech’s internal controls over financial reporting. These reports include the Independent Registered Public Accounting Firm’s assessment of critical accounting policies and practices used, alternative treatments of financial information discussed with management, and other material written communication between the Independent Registered Public Accounting Firm and management. At each quarterly Board meeting the Audit Committee reports to the full Board on the substance of the Committee meetings during the quarter. On an annual basis, the Audit Committee approves PwC’s audit plan and evaluates the performance of PwC and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the Independent Registered Public Accounting Firm, subject to shareholder approval. The Audit Committee reviews the annual report provided by PwC as to its independence.

Refer to section 3.5 for additional information on the roles and responsibilities of the Audit Committee.

Pre-approval procedures and policies

The Company’s Audit Committee pre-approves all audit and non-audit services provided by its Independent Registered Public Accounting Firm. This pre-approval must occur before the auditor is engaged. Services provided by the Company’s Independent Registered Public Accounting Firm (other than those required to be provided by law) can be approved no more than 6 months in advance of the services being performed. Services that last longer than a year must be re-approved by the Audit Committee.

Logitech’s Audit Committee can delegate the pre-approval ability to a single independent member of the Audit Committee. The delegate must communicate all services approved at the next scheduled Audit Committee meeting. The Audit Committee or its delegate can pre-approve types of services to be performed by the

Independent Registered Public Accounting Firm with a set dollar limit per type of service. The Vice President, Corporate Controller is responsible for ensuring that the work performed is within the scope and dollar limit as approved by the Audit Committee. Management must report to the Audit Committee the status of each project or service provided by the Independent Auditors.

9.    Information Policy

The Company reports its financial results quarterly with an earnings press release. Quarterly financial results are scheduled to be released as follows:

Q1FY08 Earnings Release and Conference Call	July 19, 2007
Q2FY08 Earnings Release and Conference Call	October 18, 2007
Q3FY08 Earnings Release and Conference Call	January 17, 2008
Q4FY08 Earnings Release and Conference Call	April 17, 2008

The Company’s 2007 Annual General Meeting is to be held June 20, 2007 at Palais de Beaulieu in Lausanne, Switzerland.

All registered shareholders and all shareholders in the United States that hold their shares through a U.S. bank or brokerage or other nominee receive a copy of the Logitech annual report. It contains an overview of Logitech’s business in the fiscal year, audited financial statements for the group and the Company, and other key financial and business information.

Logitech holds public conference calls after our quarterly earnings releases to discuss the results and present an opportunity for institutional analysts to ask questions of the Chief Executive Officer and Chief Financial Officer. Logitech also holds twice-annual analyst days where senior management present reviews of Logitech’s business. These events are webcast and remain available on Logitech’s Investor Relations website for a period of time after the events. Logitech senior management also regularly participates in institutional investor seminars and roadshows, many of which are also webcast.

In addition, Logitech publishes press releases upon occurrence of significant events within Logitech (referred to as “ad hoc” releases). Shareholders and members of the public may elect to receive e-mails when Logitech issues ad hoc or other press releases by subscribing through http://ir.logitech.com/alerts.cfm.

Logitech also maintains an investor relations website that provides an archive of its earnings and other press releases, annual reports, earnings release schedule, information regarding annual general meetings, further information on corporate governance, and other information regarding the Company. The website is available at http://ir.logitech.com.

For no charge, a copy of the Company’s annual reports and filings made with the U.S. Securities and Exchange Commission can be requested by contacting our Investor Relations department:

Logitech

Investor Relations

6505 Kaiser Drive

Fremont, CA 94555 USA

Main 510-795-8500

e-mail: investorrelations@logitech.com

The Company has reporting requirements under Swiss law and the regulations of the SWX Swiss Exchange, and to the U.S. Securities and Exchange Commission. Reports on transactions in Logitech securities by members of Logitech’s Board of Directors and Executive Officers that are published by the SWX Swiss Exchange may be accessed at http://www.swx.com/admission/being_public/mtrans/publication_en.html. Reports submitted to the SEC may be downloaded from http://www.sec.gov.

LOGITECH INTERNATIONAL S.A.

Consolidated Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Group Holding %	Share Capital
EUROPE
3Dconnexion France SARL	France	100	EUR	25,000
3Dconnexion GmbH	Federal Republic of Germany	100	EUR	27,727
3Dconnexion Holding S.A.	Switzerland	100	CHF	100,000
3Dconnexion Polska Sp z.o.o	Poland	100	PLZ	50,000
3Dconnexion (U.K.) Limited	United Kingdom	100	GBP	1,000
Labtec Europe S.A.	Switzerland	100	CHF	150,000
Logi Trading and Services Limited Liability Company	Hungary	100	HUF	3,000,000
Logitech UK Limited	United Kingdom	100	EUR	20,000
Logitech (Jersey) Limited	Jersey, Channel Islands	100	USD	188
Logitech 3D Holding GmbH	Federal Republic of Germany	100	USD	28,039
Logitech Czech Republic, s.r.o.	Czech Republic	100	CZK	200,000
Logitech Espana BCN SL	Spain	100	EUR	50,000
Logitech Europe S.A.	Switzerland	100	CHF	100,000
SAS Logitech France	Republic of France	100	EUR	182,939
Logitech GmbH	Federal Republic of Germany	100	EUR	25,565
Logitech Ireland Services Limited	Ireland	100	EUR	3
Logitech Italia SRL	Republic of Italy	100	EUR	20,000
Logitech Nordic AB	Sweden	100	SEK	100,000
Logitech Benelux B.V.	Kingdom of the Netherlands	100	EUR	18,151
Logitech Poland Spolka z.o.o.	Poland	100	PLN	50,000
Logitech S.A.	Switzerland	100	CHF	200,000
Logitech Austria GmbH	Austria	100	EUR	35,000
Logitech Middle East FZ-LLC	United Arab Emirates	100	AED	100,000
Logitech (Streaming Media) SA	Switzerland	100	CHF	100,000

AMERICAS
3Dconnexion Inc.	United States of America	100	USD	70,708
Logitech (Intrigue) Inc.	Canada	100	CAD	1,661,340
Labtec Inc.	United States of America	100	USD	44,864
Logitech de Mexico S.A. de C.V.	Mexico	100	MXN	50,000
Logitech Canada Inc.	Canada	100	CAD	100
Logitech Inc.	United States of America	100	USD	11,522,396
Logitech (Streaming Media) Inc	United States of America	100	USD	10
Logitech (Slim Devices) Inc.	United States of America	100	USD	10

LOGITECH INTERNATIONAL S.A.

Consolidated Subsidiaries—(Continued)

Name of Subsidiary	Jurisdiction of Incorporation	Group Holding %	Share Capital
ASIA PACIFIC
LogiCool Co., Ltd.	Japan	100	JPY	155,000,000
Logitech Electronic (India) Private Limited	India	100	INR	107,760
Logitech Far East, Ltd.	Taiwan, Republic of China	100	TWD	480,000,000
Logitech Hong Kong Limited	Hong Kong	100	USD	1,282
Logitech Korea Ltd.	Korea	100	KRW	150,144,225
Logitech Service Asia Pacific Pte. Ltd.	Republic of Singapore	100	USD	1
Logitech Singapore Pte. Ltd.	Republic of Singapore	100	SGD	500
Logitech Technology (Suzhou) Co., Ltd.	People’s Republic of China	100	USD	22,000,000
Logitech Trading (Shanghai) Co. Ltd.	People’s Republic of China	100	CNY	1,655,440
Suzhou Logitech Computing Equipment Co., Ltd.	People’s Republic of China	100	USD	7,500,000
Suzhou Logitech Electronic Co. Ltd.	People’s Republic of China	100	USD	5,000,000
Logitech Asia Logistics Limited	Hong Kong	100	USD	13
Logitech Asia Pacific Limited	Hong Kong	100	USD	13
Logitech Australia Computer Peripherals Pty Limited	Commonwealth of Australia	100	AUD	12
Logitech (Beijing) Trading Company Limited	People’s Republic of China	100	CNY	5,000,000

Due to local legal requirements, there are holders of nominal shares apart from Logitech.